Banks of the Chesapeake, Inc.

2001 East Joppa Road

Baltimore, Maryland 21234

July 8, 2003

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Banks of the Chesapeake, Inc.

Withdrawal of Registration Statement on Form SB-2

Registration Statement No. 333-102996

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, application is hereby made by Banks of the Chesapeake, Inc., a Maryland corporation (the “Company”), for permission to withdraw the Company’s Registration Statement on Form SB-2 (Registration No. 333-102996) originally filed with the Securities and Exchange Commission on February 6, 2003 and as amended on April 11, 2003 (the “Registration Statement”).

We have determined that a public offering of the Company’s common stock at this time would not be in the Company’s best interests or in the best interests of the Company’s proposed subsidiary, Chesapeake Bank of Maryland. No securities were sold in connection with the Registration Statement. The Company respectfully requests, that in accordance with the provisions of Rule 477(a), the Securities and Exchange Commission issue an order granting the desired withdrawal of the Registration Statement.

If you have any questions or comments with respect to our request for withdrawal, please contact our legal counsel, Kenneth B. Abel of Ober, Kaler, Grimes & Shriver, at 410-347-7394.

Very truly yours,

/s/ R. THOMAS JEFFERSON
R. Thomas Jefferson, President and CEO